Mail Stop 3561

June 23, 2008

Helen C. Cary, Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

> Re: **Preliminary Information Statement on Schedule 14C**
> **Filed May 27, 2008**
> **Quarterly Report on Form 10-QSB for the Period Ended**
> **March 31, 2008**
> **Filed May 1, 2008**
> **File No. 0-51842**

Dear Ms. Cary:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

Notice of Action by Written Consent of Shareholders to be Effective May 29…, page 2

1. You state that this information statement is to be mailed on May 27, 2008 and that the amendments will become effective on or after June 16, 2008. Before you send this information statement, please revise your document to reflect the actual dates on which you will mail this information statement and on which the amendments will become effective.

Information Statement, page 3

Proposal I – Control Share Acquisitions, page 4

2. You state that the board and controlling shareholder have approved elimination
    and preclusion of the applicability of certain Nevada statutes to you. Please
    explain in greater detail the consequences of this action to you and your
    shareholders, and please also discuss the reason or reasons you have taken this
    action.

3. In this regard, please disclose the authority that allows you the ability to opt out
    of these provisions.

Delivery of Documents to Security Holders Sharing an Address, page 8

4. Please provide the phone number to which a security holder at a shared address
    can notify you that the security holder wishes to receive a separate information
    statement. See Item 5(c) of Schedule 14C.

Quarterly Report on Form 10-QSB for the Period Ended March 31, 2008

5. We note that you have filed this quarterly report on Form 10-QSB instead of
    Form 10-Q as required by Release No. 33-8876 (December 19, 2007). Please
    file your next quarterly report on Form 10-Q.

Management's Discussion and Plan of Operation, page 14

6. You state under the Forward-Looking Statements subsection that "Alchemy's
    actual results may differ materially from those indicated by the forward-looking
    statement." Please tell us, with a view to disclosure, why you refer to
    "Alchemy" here, and please explain how this entity relates to you.

Controls and Procedures, page 15

7. You state that your disclosure controls and procedures were not effective as of
    the end of the period covered by this report. Please disclose why you concluded
    that your disclosure controls and procedures were not effective and the steps, if
    any, you are taking to remedy this situation.

8. In this regard, we note that the current report on Form 8-K that you filed on
    May 21, 2008 was filed in an untimely manner. Please tell us whether your
    ineffective disclosure controls and procedures contributed to this untimely
    filing. If not, please tell us why you filed this document late. If so, please

disclose how your ineffective disclosure controls and procedures contributed to the untimely filing.

9. Please disclose whether there were any changes in your internal control over financial reporting that have occurred during this fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Part II – Other Information, page 16

10. You have incorporated your Articles of Incorporation and Bylaws by reference to your registration statement on Form SB-2 that you filed on September 21, 2005. It appears, however, that you did not file these documents as exhibits to that registration statement. Please revise this quarterly report and file your Articles of Incorporation and Bylaws as exhibits.

Exhibits 31.1 and 31.2

11. The certifications you provide do not include the exact language as required in Item 601(b)(31) of Regulation S-K. For example, you include the term "quarterly" before "report" throughout your certifications, however, you should only include the term "quarterly" before "report" in paragraph 1. As another example, you do not include all the applicable subparagraphs under paragraph 4. Please revise your certifications to include all the required information and use the exact language of the certifications that is required by Item 601(b)(31) of Regulation S-K.

                    *   *   *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Eugene Kennedy, Esq.
        Via Fax: (828) 321-3068